Exhibit 99.1

Therapix Biosciences Announces Pricing of $1,250,000 Registered Direct Offering

Tel-Aviv, Israel, Dec. 4, 2019 /PRNewswire/ — Therapix Biosciences Ltd. (“Therapix” or the “Company”) (Nasdaq: TRPX), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, today announced that it has entered into definitive agreements with several accredited and institutional investors providing for the issuance of an aggregate of 1,000,000 American depositary shares (“ADSs”) at a purchase price of $1.25 per ADS in a registered direct offering.

The offering is expected to result in gross proceeds to Therapix of $1,250,000. Therapix intends to use the net proceeds from the offering for general corporate purposes.

The closing of the sale of the securities is expected to take place on December 6, 2019, subject to satisfaction of customary closing conditions.

The ADSs described above were offered pursuant to a shelf registration statement on Form F-3 (File No. 333-225745), which was declared effective by the United States Securities and Exchange Commission (“SEC”) on July 20, 2018. Such ADSs may be offered only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. When filed with the SEC, copies of the prospectus supplement and the accompanying prospectus relating to the offering of the ADSs may be obtained at the SEC’s website at http://www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Therapix Biosciences (Nasdaq: TRPX):

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in the following drug development programs based on tetrahydrocannabinol (THC): THX-110 for the treatment of Tourette syndrome (TS), for the treatment of obstructive sleep apnea (OSA), and for the treatment of pain; and THX-160 for the treatment of pain; and an additional drug development program based on non-psychoactive cannabinoid Cannabidiol (CBD) and palmitoylethanolamide (PEA) for the treatment of epilepsy, as well as inflammatory conditions. Please visit our website for more information at www.therapixbio.com.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Forward-looking statements in this press release include statements regarding the proposed offering, the successful closing of the offering and planned use of the net proceeds from the offering. Because such statements deal with future events and are based on Therapix’s current expectations, they are subject to various risks and uncertainties, including the satisfaction of closing conditions, and actual results, performance or achievements of Therapix could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Therapix’s Annual Report on Form 20-F filed with the SEC on May 15, 2019 and in subsequent filings with the SEC. Except as otherwise required by law, Therapix disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

Oz Adler, CFO

IR@therapixbio.com

Tel: +972-3-6167055

info@therapixbio.com